

December 12, 2008

VIA FACSIMILE (703) 813-6963
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC 20549

Attention: Mr. J. Lopez
Ms. S. Reilly

Dear Sirs and Mesdames:

Re: Northtech Industries, Inc. Request for Acceleration Qualifying Date December 16, 2008

Pursuant to Rule 461 of the Securities Act (1933), (the "Act") This letter is our request for acceleration of the qualifying date for our offering circular (Form 1A) to December 16, 2008 or such other date shortly thereafter as my be reasonable to the Commission.

The Company is aware of its obligations under the Act.

We confirm that this is a self directed offering and no compensation will be paid to any underwriter or broker dealer. Accordingly, the Offering Circular has not been reviewed by the National Association of Securities Dealers Inc.

The Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in . declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of qualification as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the Division of Enforcement has access to all information it provides to the staff of the Division of Corporation Finance in connection with our review of our filing or in response to SEC comments on our filing.

Please contact our counsel Charles F. Rendina (360) 715-2948 if any thing further is required or if for any reason this request for qualification cannot be approved.

Yours truly,

Northtech Industries, Inc.

Mark Jensen

Mark Jensen, President / CEO

11410 NE 124th Street, #299, Kirkland, WA 98034
Tel: (425) 814-3734 Email: info@northtechindustries.com